Exhibit 99.1

Trina Solar Announces Fourth Quarter and Full Year 2015 Results

CHANGZHOU, China, March 3, 2016 — Trina Solar Limited (NYSE:  TSL) (“Trina Solar” or the “Company”), a global leader in photovoltaic (“PV”) modules, solutions and services, today announced its unaudited financial results for the fourth quarter and full year of 2015.

Fourth Quarter 2015 Financial and Operating Highlights

•                  Total module shipments were 1,776.3 MW, consisting of 1,579.7 MW of external shipments and 196.6 MW of shipments to the Company’s own downstream power projects. This compares with total shipments of 1,703.2 MW, consisting of 1,353.2 MW of external shipments and 350.0 MW of shipments to the Company’s own downstream power projects in the third quarter of 2015.

•                  Net revenues were $961.9 million, an increase of 21.4% from the third quarter of 2015 and 36.4% from the fourth quarter of 2014.

•                  Gross profit was $183.3 million, an increase of 32.7% from the third quarter of 2015 and 65.1% from the fourth quarter of 2014.

•                  Gross margin was 19.1%, compared with 17.4% in the third quarter of 2015 and 15.7% in the fourth quarter of 2014.

•                  Operating income was $81.3 million, compared with $5.8 million in the third quarter of 2015 and $30.5 million in the fourth quarter of 2014.

•                  Net income attributable to Trina Solar’s ordinary shareholders was $41.7 million, compared with a net loss of $20.0 million in the third quarter of 2015 and net income of $10.6 million in the fourth quarter of 2014.

•                  Earnings per fully diluted American Depositary Share (“ADS” and each ADS represents 50 of the Company’s ordinary shares) were $0.43, compared with loss per fully diluted ADS of $0.24 in the third quarter of 2015 and earnings per fully diluted ADS of $0.13 in the fourth quarter of 2014.

Full Year 2015 Financial and Operating Highlights

•                  Total solar module shipments were approximately 5.74 GW, an increase of 56.8% from 3.66 GW in 2014.

•                  Total net revenues were $3.0 billion, an increase of 32.8% from 2014.

•                  Gross profit was $566.6 million, an increase of 47.0% from 2014.

•                  Gross margin was 18.7%, compared with 16.9% in 2014.

•                  Operating income was $177.0 million, an increase of 47.4% from 2014.

•                  Net income attributable to Trina Solar’s ordinary shareholders for the full year was $76.5 million, an increase of 28.9% from 2014.

•                  Earnings per fully diluted ADS for 2015 were $0.86, compared with $0.74 in 2014.

Mr. Jifan Gao, Chairman and CEO of Trina Solar, commented, “We are pleased to report another quarter of record shipments and a sequential increase in earnings. Our module shipments during the quarter hit an all-time high of 1.78 GW, which once again exceeded the high-end of our guidance. We continue to maintain our position as the world’s largest solar module manufacturer and a leading solar project developer and operator.”

“Our downstream business performed basically in-line with our expectations. We connected a total of 258.8 MW of PV power projects to the grid in the fourth quarter, including 132.5 MW of utility projects and 126.3 MW of distributed generation (DG) projects in China. For the full year of 2015, we connected a total of 685.9 MW of PV power projects to the grid around the world, of which about one third were DG projects in China.”

“We continue to work diligently to maintain our position as a leading innovator of PV technology in the industry. We also view our R&D work as an important component of our strategy to diversify our product offerings and move our business into higher value-added areas. During the year, our R&D team accomplished a number of significant achievements, including three world records for our PERC solar cells and modules, which follow seven world records that we set in 2014. Our pilot line of interdigitated back contact solar cells (IBC) continued to reach new levels of efficiency, enabling us to use IBC solar cells and modules for high-value applications.”

“2015 was in many ways a strong year for Trina Solar as we achieved record results on both a sequential and year-over-year basis in each quarter. During the year, we entered the Indian market and a number of other emerging markets, which helped to expand our global footprint from 43 to 63 countries. We also made progress on our global capacity expansion plans. Our partnered facilities in Vietnam and Malaysia, where we employ a relatively asset light model, helped to meet the growing demand for our products in overseas markets, and we expect our cell and module facility in Thailand to become operational in 2016. Our downstream business experienced more growth in China’s highly competitive environment. All of these efforts have solidified our foundation and leave us well-positioned for 2016.”

Fourth Quarter 2015 Results

Net Revenues

Net revenues were $961.9 million, including downstream revenues from electricity generated by solar power projects and others of $34.6 million. Total net revenues represent an increase of 21.4% sequentially and an increase of 36.4% year-over-year. Total shipments were 1,776.3 MW, consisting of 1,579.7 MW of external shipments and 196.6 MW of shipments to the Company’s downstream power projects. This compares with total shipments of 1,703.2 MW in the third quarter of 2015 and 1,098.8 MW in the fourth quarter of 2014. The sequential increase in revenues and shipments was primarily due to rising shipment volumes to the U.S., Japan and the rest of Asia. The year-over-year increase in revenues and shipments was driven largely by growing demand from the U.S. and Asia.

Gross Profit and Margin

Gross profit was $183.3 million, compared with $138.2 million in the third quarter of 2015 and $111.0 million in the fourth quarter of 2014.

Gross margin was 19.1%, compared with 17.4% in the third quarter of 2015 and 15.7% in the fourth quarter of 2014. The sequential increase in gross margin was mainly because of the increase in downstream revenues with higher gross margin as well as slight increase in module average selling price (“ASP”).

Operating Expenses, Income and Margin

Operating expenses were $102.0 million, a decrease of 23.0% sequentially and an increase of 26.6% year-over-year. The sequential decrease was primarily because the third quarter included a $45.0 million provision for the settlement of a lawsuit brought against Trina Solar by Solyndra. The Company’s operating expenses represented 10.6% of fourth quarter net revenues, a decrease from 11.0% for the third quarter of 2015, if excluded the one-off Solyndra settlement provision, and a decrease from 11.4% in the fourth quarter of 2014.

As a result, operating income was $81.3 million, compared with $5.8 million in the third quarter of 2015 and $30.5 million in the fourth quarter of 2014. Operating margin was 8.5%, compared with 0.7% in the third quarter of 2015 and 4.3% in the fourth quarter of 2014.

Net Interest Expense

Net interest expense was $13.2 million, compared with $13.1 million in the third quarter of 2015 and $8.3 million in the fourth quarter of 2014.

Foreign Currency Exchange Loss

The Company recorded a net foreign currency exchange loss of $11.4 million, which included a gain on the change in fair value of foreign exchange derivative instruments of $1.3 million. This compares with a net loss of $13.1 million in the third quarter of 2015 and a net loss of $7.6 million in the fourth quarter of 2014. The foreign currency exchange loss in the fourth quarter of 2015 primarily resulted from the depreciation of the RMB against the USD.

Income Tax Expense (Benefit)

Income tax expense was $17.6 million, compared with an income tax benefit of $3.1 million in the third quarter of 2015 and an income tax expense of $1.7 million in the fourth quarter of 2014.

Net Income (Loss) and Earnings (Loss) per ADS

Net income attributable to ordinary shareholders of Trina Solar was $41.7 million, compared with net loss attributable to ordinary shareholders of $20.0 million in the third quarter of 2015 and net income attributable to ordinary shareholders $10.6 million in the fourth quarter of 2014.

Earnings per fully diluted ADS were $0.43, compared with loss per fully diluted ADS of $0.24 in the third quarter of 2015 and earnings per fully diluted ADS of $0.13 in the fourth quarter of 2014.

Financial Condition

As of December 31, 2015, the Company had $659.9 million in cash and cash equivalents, and restricted cash.

Build-to-sell project assets under current assets increased to $531.3 million as of December 31, 2015 from $30.2 million as of September 30, 2015 to reflect the strategic shift in the Company’s downstream business from holding all of the Company’s PV projects in China to selling a proportion of the projects during the quarter. As a result, some of the project assets were transferred from property, plant and equipment (PP&E) to current assets during the quarter. The Company’s build-to-sell projects include the projects that were recently completed construction in China during the fourth quarter as well as projects that are under construction in China and overseas which are to be sold in the future.

With the new business model in our downstream business, in accordance with the accounting policies of the Company, the revenues generated from sales of build-to-sell project assets under current assets will be recognized as revenue if all revenue recognition criteria are met, whereas gain or loss from the disposal of build-to-own project assets under PP&E will be recorded as other operating income or expense in the income statement. In addition, incidental electricity income generated from the build-to-sell project assets prior to the sales of the projects will be recorded as other operating income, whereas electricity income generated from the Company’s operation of the build-to-own project assets are recognized as service revenues if all revenue recognition criteria are met.

Total bank borrowings were $1,438.6 million as of December 31, 2015, of which $916.6 million were short-term borrowings and current portion of long-term borrowings.

Shareholders’ equity was $1,050.7 million as of December 31, 2015.

Full Year 2015 Results

Total module shipments during 2015 were 5.74 GW, consisting of 4.83 GW of external shipments and 912 MW of shipments to the Company’s downstream power projects, an increase of 56.8% from 3.66 GW in 2014, primarily driven by strong demand from China, Japan and the U.S.

Net revenues were $3.0 billion, including downstream revenues from electricity generated by solar power projects, project sales and others of $168.7 million. Total net revenues represent an increase of 32.8% from $2.29 billion in 2014. Gross profit was $566.6 million, an increase of 47.0% from $385.6 million in 2014. Overall gross margin was 18.7%, compared with 16.9% in 2014. The gross margin expansion in 2015 was primarily due to a greater reduction in manufacturing costs compared with the general decline in ASP, as well as increased sales of overseas downstream solar projects and EPC services, which produce higher margins than module sales.

Operating profit was $177.0 million in 2015, compared with $120.1 million in 2014. Operating margin was 5.8%, compared with 5.3% in 2014.

Net income attributable to ordinary shareholders of Trina Solar was $76.5 million, compared with $59.3 million in 2014. Net margin was 2.5%, compared with 2.6% in 2014.

Earnings per fully-diluted ADS were $0.86, compared with $0.74 for 2014.

Operations and Business Updates

Manufacturing Capacity

As of December 31, 2015, the Company had the following annualized in-house manufacturing capacities:

•                  ingot production capacity of approximately 2.3 GW;

•                  wafer capacity of approximately 1.8 GW;

•                  PV cell capacity of approximately 3.5 GW; and

•                  PV module capacity of approximately 5.0 GW.

Project Development

In the fourth quarter of 2015, the Company connected a total of 258.8 MW PV power projects to the grid, including 132.5 MW of utility projects and 126.3 MW of DG projects in China. The 132.5 MW of utility PV power projects consisted of 42.5 MW in Yunnan, which was a portion of a total 300.0 MW project, 40.0 MW in Xinjiang, 21.0 MW in Hebei, 17.0 MW in Anhui and 12.0 MW in Jiangsu. The 126.3 MW of DG projects consisted of 44.9 MW in Jiangsu, 29.0 MW in Shandong, 20.2 MW in Anhui, 16.5 MW in Hubei, 14.7 MW in Zhejiang and 1.0 MW in Henan.

In 2015, the Company connected a total of 685.9 MW of PV power projects to the grid across the globe, of which, DG projects in China were 200.4 MW, accounting for 29.2%.

As of December 31, 2015, the Company had a total of 869.2 MW downstream solar projects in commercial operation, including 847.0 MW in China, 4.2 MW in the U.S., and 18.0 MW in Europe. The 847.0 MW projects in China consisted of 645.5 MW of utility projects and 201.5 MW of DG projects.

First Quarter and Fiscal Year 2016 Guidance

First Quarter 2016 Guidance

The Company expects to ship between 1.37 GW to 1.45 GW of PV modules, all of which will be shipped to third-party customers.

Fiscal Year 2016 Guidance

2016 Manufacturing Capacity Guidance

The Company expects to achieve the following annualized capacity at the end of 2016:

•                  Ingot production capacity of approximately 2.3 GW

•                  Wafer capacity of approximately 1.8 GW

•                  PV cell capacity of approximately 5.0 GW

•                  PV module capacity of approximately 6.0 GW

The Company expects total PV module shipments between 6.30 GW and 6.55 GW, of which 450 MW to 550 MW will be shipped to the Company’s downstream projects, revenues of which will not be recognized.

The Company expects to connect to the grid between 750 MW and 850 MW of downstream PV power projects across the world, including 10 % to 15% of DG projects in China.

Conference Call

The Company will host a conference call on Thursday, March 3, 2016 at 8:00 a.m. U.S. Eastern Time (9:00 p.m. Beijing /Hong Kong, March 3, 2016), to discuss its financial results for the fourth quarter and full year 2015. Joining Jifan Gao, Chairman and CEO of Trina Solar, on the call will be Teresa Tan, Chief Financial Officer, and Yvonne Young, Investor Relations Director. The Company plans to distribute its earnings announcement before the call. Supplemental information will be made available on the Investors Section of Trina Solar’s website at www.trinasolar.com.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time. U.S. Toll Free: 1-855-298-3404, International: +1-631-514-2526, Hong Kong: 800-905-927. Passcode: Trina Solar

If you are unable to participate in the call at this time, a replay will be available from 11:30 a.m. Eastern Time on March 3, 2016 through 11:59 p.m. Eastern Time on March 10, 2016. The dial-in details for the replay are as follows: U.S. Toll Free: 1-866-846-0868, International:  +61-2-9641-7900. Hong Kong: 800-966-697. Replay Passcode: 8106718

This conference call will be broadcast live over the Internet and can be accessed by all interested parties on Trina Solar’s website www.trinasolar.com. To listen to the live webcast, please go to Trina Solar’s website at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on Trina Solar’s website for 90 days.

About Trina Solar Limited

Trina Solar Limited (NYSE:  TSL) is a global leader in PV modules, solutions and services. Founded in 1997 as a PV system integrator, Trina Solar today drives smart energy together with installers, distributors, utilities and developers worldwide. The company’s industry-leading position is based on innovation excellence, superior product quality, vertically integrated capabilities and environmental stewardship. For more information, please visit www.trinasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance its activities; the effectiveness, profitability and marketability of its products; our expectations regarding the expansion of the Company’s manufacturing capacities; the Company’s future business development; the Company’s downstream project development and pipeline; the Company’s beliefs regarding its production output and production outlook; the future trading of the securities of the Company; the Company’s ability to operate as a public company; the period of time for which the Company’s current liquidity will enable the Company to fund its operations; general economic and business conditions; demand in various markets for solar products; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission.

In addition, the commencement of any downstream project is subject to a number of factors, some of which are beyond the Company’s control, such as the availability of network transmission and interconnection facilities, as well as obtaining certain government approvals, project rights based on the land location, land use rights as well as the right to construct manufacturing facilities in the relevant locations.

These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For further information, please contact:

Trina Solar Limited Teresa Tan, CFO Email: teresa.tan@trinasolar.com	Christensen IR Linda Bergkamp Phone: +1 480 614 3014 (US) Email: lbergkamp@ChristensenIR.com

Yvonne Young Investor Relations Director Phone: + (86) 519-8517-6878 (Changzhou) Email: ir@trinasolar.com

Trina Solar Limited

Unaudited Condensed Consolidated Statements of Operations

(US dollars in thousands, except ADS and share data)

	For the Three Months Ended			For the Year Ended
	Dec. 31,	Sep. 30,	Dec. 31,	Dec. 31,	Dec. 31,
	2015	2015	2014	2015	2014
Net revenues	$961,881	$792,599	$705,039	$3,035,512	$2,286,119
Cost of revenues	778,578	654,449	594,009	2,468,879	1,900,547
Gross profit	183,303	138,150	111,030	566,633	385,572
Operating expenses
Selling expenses	53,236	45,389	40,166	178,119	135,061
General and administrative expenses	37,490	34,790	33,494	132,439	108,150
Research and development expenses	11,243	7,166	6,858	34,099	22,258
Provision for settlement of lawsuit with Solyndra	—	45,000	—	45,000	—
Total operating expenses	101,969	132,345	80,518	389,657	265,469
Operating income	81,334	5,805	30,512	176,976	120,103
Foreign exchange loss	(12,693)	(11,485)	(9,232)	(25,139)	(21,934)
Interest expenses	(14,349)	(13,503)	(9,100)	(52,252)	(34,886)
Interest income	1,120	432	795	2,862	2,793
Gain (loss) on change in fair value of derivative	1,326	(1,586)	1,677	4,065	3,422
Other income, net	3,016	2,681	940	9,280	7,250
Income (loss) before income taxes	59,754	(17,656)	15,592	115,792	76,748
Income tax benefit (expense)	(17,618)	3,149	(1,687)	(29,445)	(15,488)
Net income (loss)	42,136	(14,507)	13,905	86,347	61,260
Income attributable to the noncontrolling interests	(455)	(5,483)	(3,290)	(9,832)	(1,922)
Net income (loss) attributable to Trina Solar Limited	$41,681	$(19,990)	$10,615	$76,515	$59,338
Earnings (loss) per ADS*
Basic	$0.49	$(0.24)	$0.13	$0.91	$0.76
Diluted	$0.43	$(0.24)	$0.13	$0.86	$0.74
Weighted average ADS outstanding*
Basic	84,706,160	84,662,352	84,105,526	84,539,014	77,630,080
Diluted	105,571,783	84,662,352	84,756,928	105,558,867	85,493,897

* “ADS” refers to any of our American depository shares, each representing 50 ordinary shares.

Trina Solar Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income

(US dollars in thousands)

	For the Three Months Ended			For the Year Ended
	Dec. 31,	Sep. 30,	Dec. 31,	Dec. 31,	Dec. 31,
	2015	2015	2014	2015	2014
Net income (loss)	$42,136	$(14,507)	$13,905	$86,347	$61,260
Other comprehensive income (loss):
Foreign currency translation adjustments	(6,232)	(2,430)	907	(8,114)	2,377
Comprehensive income (loss)	35,904	(16,937)	14,812	78,233	63,637
Comprehensive (income) loss attributable to non-controlling interests	375	(4,030)	(3,470)	(7,450)	(1,992)
Comprehensive income (loss) attributable to Trina Solar Limited	$36,279	$(20,967)	$11,342	$70,783	$61,645

Trina Solar Limited

Unaudited Condensed Consolidated Balance Sheets

(US dollars in thousands)

	As of Dec. 31,	As of Sep.30,	As of Dec. 31,
	2015	2015	2014
ASSETS
Current assets:
Cash and cash equivalents	$465,393	$279,112	$392,893
Restricted cash	194,484	206,964	146,929
Inventories	431,994	507,018	350,852
Build-to-sell project assets	531,344	30,194	60,105
Accounts receivable, net	672,321	687,961	621,524
Current portion of advances to suppliers, net	57,597	48,048	50,250
Prepaid expenses and other current assets, net	235,799	223,697	150,793
Total current assets	2,588,932	1,982,994	1,773,346
Property, plant and equipment, net (including build-to-own project assets of $807,894, $970,447 and $385,477 as of each period-end, respectively)	1,862,135	1,906,112	1,253,543
Prepaid land use rights, net	57,202	51,632	48,076
Advances to suppliers, net of current portion	20,602	13,045	20,751
Investment in equity affiliates	27,782	26,177	25,568
Deferred income tax assets, net	34,295	31,942	30,978
Other noncurrent assets	103,007	93,563	47,304
TOTAL ASSETS	$4,693,955	$4,105,465	$3,199,566

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term borrowings	$916,614	$1,005,260	$820,252
Accounts payable	1,407,691	1,130,404	750,096
Accrued expenses and other current liabilities	278,255	292,766	179,455
Total current liabilities	2,602,560	2,428,430	1,749,803
Long-term bank borrowings, excluding current portion	521,982	168,486	22,434
Convertible senior notes	287,500	287,500	287,500
Accrued warranty costs	129,478	122,066	103,197
Other noncurrent liabilities	61,872	45,319	35,553
Total liabilities	3,603,392	3,051,801	2,198,487

Ordinary shares	43	43	43
Additional paid-in capital	759,493	756,957	752,384
Retained earnings	279,222	237,541	202,707
Accumulated other comprehensive income	11,978	17,381	17,710
Total Trina Solar Limited shareholders’ equity	1,050,736	1,011,922	972,844
Non-controlling interests	39,827	41,742	28,235
Total equity	1,090,563	1,053,664	1,001,079
TOTAL LIABILITIES AND EQUITY	$4,693,955	$4,105,465	$3,199,566